PRESS RELEASE

Banro Announces Effectiveness of its Recapitalization Plan and Intent to Terminate Registration under Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission

Toronto, Ontario, May 3, 2018 – Today, Banro Corporation (the “Company”) announced the effectiveness of its Amended Consolidated Plan of Compromise and Reorganization (the “Recapitalization Plan”), which, as previously announced, was sanctioned by the Ontario Superior Court of Justice (Commercial List) on March 27, 2018 in connection with the implementation of the Recapitalization Plan and the Company’s emergence from protection under the Companies’ Creditors Arrangement Act (“CCAA”). Upon effectiveness of the Recapitalization Plan, all of the Company’s existing equity and any and all equity related claims were cancelled. Furthermore, pursuant to an order from the Ontario Securities Commission, as of the effective time of the Recapitalization Plan, the Company ceased to be a reporting issuer in each jurisdiction of Canada in which it was a reporting issuer.

In connection with the effectiveness of the Recapitalization Plan, the Company intends to file a Form 15 with the U.S. Securities and Exchange Commission to voluntarily terminate the registration of its equity securities under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. Banro’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including, without limitation, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers, are forward-looking statements. These forward-

looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company’s annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.